

November 18, 2010

Mr. Thomas W. Jasper
Chief Executive Officer
Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

> **Re:** **Primus Guaranty, Ltd.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **Proxy Statement on Schedule 14A, Filed April 1, 2010**
> **File No. 1-32307**

Dear Mr. Jasper:

We have read your supplemental response letter dated October 26, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

1.   We note your response to comment 4 in our letter dated September 30, 2010 with regard to your July 9, 2009 acquisition of CypressTree Investment Management, LLC. We note your disclosure on page 4 that CypressTree had assets under management totaling approximately $2.3 billion as of December 31, 2009 and $3.7 billion in CLOs, CSOs, investment fund vehicles and separately managed accounts. Given that the CypressTree acquisition added significantly to your management portfolio, we continue to believe that your acquisition of Cypress Tree Investment Management, LLC may be a material acquisition. Please file the agreement associated with this acquisition as an exhibit or, in the alternative, please provide us with an analysis detailing the qualitative and

quantitative reasons why you view the CypressTree transaction as not material to the overall discussion of Primus Guaranty, Ltd in your Form 10-K.

Form 10-Q for the Period Ended June 30, 2010

Condensed Consolidated Statements of Operations, page 4

2.   We note your response to prior comment 5. Although you do not participate in traditional lending and deposit activities, you are within the scope of SAB 11-K as a finance company with a material amount of lending and should therefore report net interest income in your statements of operations as prescribed by Article 9 of Regulation S-X. Please revise accordingly in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief